STRATEGIC ALLIANCE AGREEMENT

     This Strategic Alliance Agreement (this "Agreement") is made this 23rd day of September, 1999, by and between Whole Foods
Market, Inc., a Texas corporation ("WFM"), and Real Goods Trading
Corporation, a California corporation ("RG").

     WHEREAS, WFM and RG desire to collaborate for mutual brand building and to promote each other's retail, Internet and/or catalog channels of distribution;

     NOW THEREFORE, in consideration of the mutual covenants contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties agree as set forth below.

     1. DEFINITIONS. The following terms shall have the following meanings:

     "Annual Product Revenues" means the cumulative aggregate
Product Revenues from the commencement of WFM's fiscal year through the date of determination in such fiscal year.

     "GAAP" means generally accepted accounting principles.

     "Product Revenues" means WFM's gross sales of RG Products through the WFM Site, less returns, as computed in accordance with GAAP consistently applied by WFM.

     "RG Catalog" means the mail order catalogs distributed by RG to current and prospective customers in the ordinary course of RG's business.

     "RG Domain Name" means the URL's designated by RG for the RG
Site from time to time.

     "RG Marks" means the RG Domain Name and the RG logos, servicemarks, and trademarks.

     "RG Products" means all products (including sale items) available from time to time in the RG Catalog, but excluding cleaning products which are currently otherwise for sale on the WFM Site.

     "RG Site" means the current or future sites owned and operated by RG through which RG Products are offered for sale online.

     "RG Stores" means the retail store locations operated by RG at which it offers environmentally related products for sale to consumers.

     "WFM Domain Name" means the URL's designated by WFM for the WFM Site from time to time.

     "WFM Site" means the principal site owned and operated by WFM through which WFM offers products and services for sale online.

     "WFM Store" means a natural foods supermarket owned and operated by WFM.

     2.    E-COMMERCE.

     2.1. SALE OF RG PRODUCTS. WFM will offer for sale on the "Whole Planet" portion of the WFM Site all of the RG Products at the same price that RG sells RG Products through the RG Catalog. RG will provide WFM with SKU's, product information and graphics for all RG Products so that WFM may insert same on the WFM Site. All RG Products will be branded as "Real Goods" using the appropriate RG Marks and shall be given at least equal prominence with all comparable products offered for sale on the "Whole Planet" portion of the WFM Site. WFM will be responsible for, and shall have sole discretion with respect to, the appearance and content of the WFM Site; provided, however, that the pages featuring the RG Products shall be subject to the mutural satisfaction of the parties.

     2.2. ORDER FULFILLMENT. WFM will electronically transfer customer orders placed through the WFM Site for RG Products to RG at least once a day, seven days per week. In accordance with the customer service and fulfillment standards listed on Exhibit A hereto, RG will fulfill all orders for RG Products originating on the WFM Site using its own box but with WFM packaging labels and insert literature(furnished to RG at WFM's expense). RG may insert its own literature or catalogs in these orders with WFM's prior written approval (which may be withheld in WFM's sole discretion notwithstanding Section 12(l) below). RG shall track all shipping and handling charges incurred for the RG Products and shall invoice such amounts to WFM on a monthly basis; and WFM shall remit such amounts to RG within 30 days of invoice.

     2.3. PRODUCT INFORMATION. RG will provide informational content to WFM regarding the RG Products, as reasonably requested by WFM.

     2.4. CUSTOMER BILLING AND REVENUES. WFM will be responsible for the billing of customers purchasing the RG Products through the WFM Site, the collection of Product Revenues from such customers, and the payment of all bank charges associated therewith. No later than the 15th day after the end of each fiscal period, WFM will remit to RG all of the Product Revenues, less a deduction of the following sales commission:

     11.5% of the first $2 million of Annual Product Revenues; 16.5% of the next $3 million of Annual Product Revenues; 19.0% of the next $5 million of Annual Product Revenues; and 21.5% of all amounts in excess of $10 million of Annual Product Revenues.

     2.5. TAXES. WFM will be responsible for, and will indemnify and hold RG harmless from, payment of all taxes (other than taxes based on RG's income), fees, duties and other governmental charges, and any related penalties and interest, arising from the payment of amounts owed by WFM in respect of sales of the RG Products through the WFM Site. WFM will provide RG with official receipts issued by the appropriate taxing authority, or such other evidence as RG may reasonably request, to establish that such taxes have been paid.

     2.6. CUSTOMER FILES. The customer file information of persons who purchase RG Products through the WFM Site shall be the joint property of WFM and RG, and as such, each party shall have access to such information. In connection with the sharing of customer file information, WFM and RG shall develop, adopt and publish a mutually acceptable, shared customer privacy policy.

     3. CO-LOCATION OF RG STORES. During the term of this Agreement, WFM and RG shall devote their reasonable best efforts to identify prospective sites for the co-location of RG Stores next to existing and/or future WFM Stores for their mutual benefit, up to a maximum of 20 such co-located RG stores during such term, unless otherwise agreed. RG is currently siting an RG Store next to WFM's Los Gatos, California store and is working jointly to site an RG Store next to WFM's West Los Angeles store by mid-November 1999. In the event a site has been identified for the co-location of an RG Store and WFM Store and RG agrees to proceed with the co-location of such Center, WFM shall lead the real estate negotiations related to these proposed sites for the Centers on behalf of RG; and WFM shall provide RG with periodic updates regarding such negotiations. WFM shall use its reasonable best efforts to negotiate the lowest possible lease rate for the proposed Centers, and if possible, secure a lease rate equal to or less than the lease rate for the co-located WFM Store. Nothing contained herein shall require WFM to provide any guarantee, letter of credit or similar financial arrangement on behalf of RG, nor shall WFM be required to offer any financial concession to a lessor in consideration of the lessor's agreement to co-locate an RG Store, nor shall WFM be required to contribute financially to the construction, opening or operation of the RG Store. Nothing contained herein shall require RG to execute a lease which it determines, in its sole discretion, to be unsatisfactory. RG has advised WFM that it desires to concentrate initially on co-location opportunities in the Western United States, and due to such geographic concentration, RG understands that the goal of 20 co-locations may fail to be obtained.

     4. KIOSK PROGRAM. WFM and RG will use their reasonable best efforts to establish "kiosks" in five of the more successful WFM Stores. Each "kiosk" (designed, maintained and operated by
WFM) would constitute approximately 100 square feet of selling space and feature RG Products, educational information and catalog/web access. It is presently intended that RG will supply RG Products to WFM on a wholesale basis, and WFM would offer such products at the same price that RG sells such products at the RG Stores. If the test provides at least a 40% blended gross profit for WFM and is otherwise successful, the parties intend to use their reasonable best efforts to establish kiosks in 100 WFM Stores over a five year period. Upon the termination of this Agreement, WFM shall not materially discount the price of the RG Products or otherwise jeopardize the goodwill of the RG brand; and RG, at its option, may elect to repurchase from WFM all RG Products which are unsold and remaining in inventory as of the date of termination at WFM's wholesale cost, plus shipping.

     5. Potential New Ventures. WFM and RG will continue to explore and discuss the feasibility of additional alliances, such as (i) marketing Amrion products through the RG catalog, website and RG Stores, (ii) establishing mutual links between the WFM Site and RG Site, (iii) establishing mutual chat rooms on the WFM Site and RG Site discussing issues of value to cultural creatives (such as renewable energy and genetically altered foods) and (iv) co-branding certain RG products.

     6. Notice of Other Alliances. Each party agrees to (i) inform the other in advance of entering into similar arrangements with companies that the other party would reasonably deem to be competitive and (ii) consider issues which such party might reasonably raise. Notwithstanding the foregoing, each party reserves all rights to continue with its respective e-commerce affiliate programs (including, with respect to WFM, a potential strategic alliance with Gaiam; it being understood that WFM will keep RG informed as to the status of negotiations regarding such alliance).

     7. License of Marks. RG hereby grants to WFM (for use on the WFM Site and WFM store kiosks, each as contemplated herein, and, with RG's consent, on other materials and for other uses) a limited, non-exclusive, license to reproduce and display the RG Marks during the term of this Agreement, and for such additional period after termination as is necessary to wind-down the parties' obligations under Section 11. WFM will use the RG Marks exactly in the form provided. WFM hereby admits and recognizes RG's exclusive ownership of the RG Marks and shall not challenge the validity of or attempt to register any of the RG Marks or its interest therein as a licensee, nor will it adopt any derivative or confusingly similar names, brands or marks or create any combination marks with the RG Marks. WFM shall place a (r) or
(tm) (as appropriate) with all uses and/or applications of the RG Marks and as reasonably requested by RG.

     8. Confidentiality. All tangible technical or business information disclosed by one party to the other party and marked as proprietary ("Confidential Information") shall be deemed to the property of the disclosing party and shall be returned upon request. The receiving party shall: (i) hold Confidential Information in confidence after any termination of this Agreement; (ii) restrict disclosure of Confidential Information solely to its employees and employees of its affiliated companies with a need to know; (iii) use a reasonable degree of care (in no event less than the same degree of care as it uses for its own proprietary information) to prevent the unauthorized disclosure, use or publication of Confidential Information; and (iv) only use Confidential Information for the purposes contemplated under this Agreement. The receiving party shall have no obligation to preserve the confidentiality of any information which: (i) was previously known to the receiving party or any of its affiliated companies free of any confidentiality obligation; (ii) is disclosed to third parties by the disclosing party without restrictions; (iii) becomes publicly available except as a result of a breach of this Agreement; (iv) was not identified as confidential or proprietary; or (v) is independently developed by the receiving party. Within ten days after the termination or expiration of this Agreement, each party shall (i) return all Confidential Information received from the other party or destroy such Confidential Information, if any, and (ii) provide the other party with a signed statement from an officer certifying that it has complied with the foregoing obligations.

     9.   Mutual Indemnification.

     (a) Each party (each, an "Indemnifying Party") shall and hereby agrees to defend, indemnify and hold harmless the other party and each of its officers, directors, employees and agents (each, an "Indemnitee") against and in respect of any loss, debt, liability, damage, obligation, claim, demand, judgment or settlement of any nature or kind, known or unknown, liquidated or unliquidated, including without limitation all reasonable costs and expenses incurred (legal, accounting or otherwise)(collectively, "Damages") arising out of, resulting from or based upon any pending or threatened claim, action, proceeding or suit by any third party (a "Claim") based upon any breach of any representation, warranty, undertaking or other obligation of such Indemnifying Party under this Agreement.

     (b) RG shall and hereby agrees to defend, indemnify and hold harmless WFM against and in respect of any Damages arising out of a Claim based upon any alleged defect or breach of warranty of merchantability or fitness of any RG Product.

     (c) The Indemnifying Party shall defend any action or suit brought against the Indemnitee for any loss, cost, claim, liability, damage or expense including reasonable attorney's fees relating to or arising out of the performance of this Agreement. The Indemnitee shall notify the Indemnifying Party promptly, in writing, of any written claims, lawsuits or demands for which the indemnified party alleges that the Indemnifying Party is
responsible under this Section 9.   The Indemnitee shall
cooperate in every reasonable matter with the defense or settlement of such claim, demand, or lawsuit. The Indemnifying Party shall not be liable under this Section 9 for settlement by the Indemnitee of any claim, demand or lawsuit unless the Indemnifying Party has approved the settlement in advance or unless the Indemnifying Party has approved the settlement in advance or unless defense of the claim, demand or lawsuit has been tendered to the Indemnifying Party in writing and the Indemnifying Party has failed promptly to undertake the defense. The Indemnitee may participate in the defense of the matter, with counsel of the choosing of the Indemnitee, at the cost of the
 Indemnitee.

     10. Press Releases. Neither party shall issue a press release regarding this relationship without the other party's prior written approval. Neither party shall disclose the terms of this Agreement to any third party, except the legal, accounting and fiduciary advisors to such party, unless (a) required by law, (b) the other party provides prior written approval, or (c) such third party executes and delivers a confidentiality/nondisclosure agreement in a form mutually agreed upon by the parties.

     11.  Term; Termination.

     (a) Unless sooner terminated under the provisions of this Agreement, this Agreement shall remain in effect for three years from the date hereof. No later than the end of the second anniversary, WFM and RG shall mutually determine whether to further extend the term of this Agreement (thus affording the parties sufficient time to prepare for the termination of this Agreement otherwise scheduled for the third anniversary of the date hereof).

     (b) Either party may terminate this Agreement immediately on written notice to the other party if the other party commits a material breach or is in material default of any warranty, representation or other material provision hereof, which breach or failure is incapable of cure or which, being capable of cure, has not been cured within 30 calendar days after receipt of written notice of such breach or failure or such additional cure period as the notifying party may authorize in writing, provided that the exercise of such right of termination shall be in addition to, and not in lieu of, any other remedies the terminating party may have by virtue of such breach. Further, each party shall have the right to terminate this Agreement if
(i) such party is reasonably able to demonstrate to the other that the formula in Section 2.4 is resulting in a continuing operating loss (as determined in accordance with GAAP as consistently applied by the party demonstrating such loss) to such party, (ii) such party negotiates in good faith for a period of 60 days with the other to modify the financial provisions of this Agreement and (iii) such negotiations have not resulted in a satisfactory amendment of this Agreement.

     12.  General.

     (a) Governing Law. This Agreement will be governed and construed in accordance with the laws of the State of Colorado without giving effect to principles of conflicts of laws.

     (b) Arbitration. Any controversy or dispute among the parties arising in connection with this Agreement shall be submitted to a panel of three arbitrators and finally settled by arbitration in accordance with the commercial arbitration rules of the American Arbitration Association. Each of the disputing parties shall appoint one arbitrator, and these two arbitrators shall independently select a third arbitrator. Arbitration shall take place in Denver, Colorado, or such other location as the arbitrators may select. The prevailing party in such arbitration shall be entitled to the award of all costs and attorneys' fees in connection with such action. Any award for monetary damages resulting from nonpayment of sums due hereunder shall bear interest from the date on which such sums were originally due and payable. Judgment upon the award rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of the award and an order of enforcement, as the case may be.

     (c) Amendment. This Agreement may be amended, modified or supplemented only by a written instrument executed by the parties against which enforcement of the amendment, modification or supplement is sought.

     (d) Force Majeure. Any party's delay in the performance of any duties or obligations under this Agreement (except the payment of money owed) will not be considered a breach of this Agreement if such delay is caused by a labor dispute, shortage of materials, fire, earthquake, flood or any other event beyond the control of the party, provided that the party uses reasonable efforts, under the circumstances, (i) to notify the other party of the circumstances causing the delay and (ii) to resume performance as soon as possible.

     (e) Notices. Any notices given under this Agreement shall be in writing and shall be delivered to the addresses set forth below the signatures of the parties or at such other address as the party shall specify in writing. Notices shall be deemed effectively given: (i)upon the next business day after being sent overnight by a major U.S. express document courier; or (ii) upon receipt of confirmation following transmission by a facsimile machine.

     (f)  No Assignment.   Neither party can assign its rights or
delegate its obligations to any third party (other than a wholly-owned or majority-owned direct or indirect subsidiary of such party), without the prior written consent of the other party in its sole discretion. Any assignment or delegation in violation of this Section shall be void and of no effect. No assignment or delegation pursuant to this Section will expand the rights or obligations of the parties.


     (g) Severability; Waiver. If any provision of this Agreement is held to be invalid or unenforceable for any reason, the remaining provisions will continue in full force and effect without being impaired or invalidated in any way. The parties agree to replace any invalid provision with a valid provision which most closely approximates the intent and economic effect of the invalid provision. The waiver by any party of a breach of any provision of this Agreement will not operate or be interpreted as a waiver of any other or subsequent breach.

     (h) Headings. Headings used in this Agreement are for reference purposes only and in no way define, limit, construe or describe the scope, intent, or extent of the section or in any way affect this Agreement.

     (i) Independent Contractors; No Agency. The parties to this Agreement are independent contractors, and no agency, partnership, joint venture, or employee-employer is intended or created by this Agreement. Neither party is the agent of the other, and neither party shall have the power to obligate or bind the other party. Personnel supplied by each party shall work exclusively for that party, and shall not, for any purpose, be considered employees or agents of the other party, and each party assumes full responsibility for the acts of personnel supplied by it while performing services hereunder and, with regard to any personnel supplied by it, each party shall be solely responsible for their supervision, direction and control, compensation,
benefits, and taxes.   Any rights not expressly granted by WFM or
RG to the other hereunder are expressly reserved by each of WFM and RG.

     (j) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be taken together and deemed to be one instrument.

     (k) Entire Agreement. This Agreement, including the Exhibits attached hereto, sets forth the entire understanding and agreement between the parties regarding the subject matter of this Agreement, and supersedes any and all oral or written agreements or understandings between the parties as to that subject matter. It may changed only by a writing signed by both parties. Neither party is relying upon any warranties, representations, assurances, or inducements not expressly set forth herein.

     (l) Covenant of Fair Dealing. Each of the parties hereto covenants to deal fairly and in good faith with the other party in respect of all matters described herein.




     In Witness Whereof, each of the parties hereto have executed this Agreement as of the date first written above.


                              Whole Foods Market, Inc.


                              By: [S]GLENDA FLANAGAN
                                     Glenda Flanagan

                              Address:
                              601 North Lamar Blvd., Suite 300
                              Austin, Texas  78703
                              Attn: Chief Financial Officer
                              Fax: 512-477-1069


                              Real Goods Trading Corporation


                              By:[S]JOHN SCHAEFFER
                                    John Schaeffer

                              Address:
                              3140 Airway Drive
                              Santa Rosa, California 95403
                              Attention: President
                              Fax: 707-744-2104

                             Exhibit A

               Fulfillment/Customer Service Standards


Fulfillment

1. 90% of orders must be picked, packed and shipped within standard.
2. Orders for goods kept in RG inventory must be picked packed and shipped by the end of the business day following the placement of the order.
3. Orders for inventory shipped from other facilities will be shipped in compliance with promises made to customers on the web site. These may vary from product to product.
4. 100% count verification and 10-15% detailed spot checking of orders or 100% electronic product verification during pick process.
5.   95% or better complete order (final fill) rate.
6.   Letter of apology for incomplete orders.
7.   Backorder standards to be developed by mutual agreement.
8.   Returns processed within two business days of receipt.
9.   24-hour order processing.

Customer Service

1. Customer service available seven days per week (6:30a - 9:00p M-F; 8:00a - 5:00p Sat/Sun).
2. 80% of calls answered in less than 20 seconds by a live operator. No busy signals. Less than 4.0% abandonment.
3. 3-hour maximum response to customer e-mails during customer service hours.
4. "Sorry for your trouble" gift certificate or other incentive for customers who experience system problems.